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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934**

For the month of **June 2009**

Commission File Number **29606**

**SHARPE RESOURCES CORPORATION**
(Translation of registrant's name into English)
**3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473**
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
________

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: May 29, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**SHARPE RESOURCES CORPORATION**

**(An Exploration Stage Company)**

**(Expressed in United States Dollars)**

**Consolidated Financial Statements**

**Years ended December 31, 2008, 2007 and 2006**

**Auditors' Report**

To the Shareholders of
Sharpe Resources Corporation
(An Exploration Stage Company)

We have audited the consolidated balance sheet of Sharpe Resources Corporation as at December 31, 2008 and the consolidated statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit report provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended were audited by other auditors who expressed an unqualified opinion on those consolidated financial statements in their report dated April 4, 2008.

Signed: "*MSCM LLP*"

**Chartered Accountants**
**Licensed Public Accountants**

Toronto, Ontario
April 22, 2009

**Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference**

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: "*MSCM LLP*"

**Chartered Accountants**
**Licensed Public Accountants**

Toronto, Ontario
April 22, 2009

**MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING**

The accompanying consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the audited consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in United States Dollars)

| As at December 31 | | 2008 | | 2007 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | **239,155** | $ | 292,434 |
| Short-term investments | | **-** | | 12,114 |
| Deposits | | **4,105** | | - |
| Due from related party (Note 7) | | **250,000** | | 250,000 |
| | $ | **493,260** | $ | 554,548 |
| **Liabilities** | | | | |
| Current Liabilities | | | | |
| Accounts payable and accrued liabilities | $ | **192,327** | $ | 147,486 |
| Current portion of due to related parties (Note 7) | | **74,708** | | 134,213 |
| Loan claims (Note 9) | | **563,818** | | 563,818 |
| | | **830,853** | | 845,517 |
| Due to related parties (Note 7) | | **85,998** | | **-** |
| | | **916,851** | | 845,517 |
| **Shareholders' Deficiency** | | | | |
| Share capital (Note 5(b)) | | **11,463,430** | | 11,463,430 |
| Contributed surplus | | **455,335** | | 266,462 |
| Deficit | | **(12,342,356)** | | (12,020,861) |
| | | **(423,591)** | | (290,969) |
| | $ | **493,260** | $ | 554,548 |

The notes to the consolidated financial statements are an integral part of these statements.

**Nature of Operations and Going Concern (Note 1)**

Signed: "*Roland Larsen*"        Signed: *"Kimberly Koerner*"
    Director                              Director

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

| For the years ended December 31 | 2008 | 2007 | 2006 | Cumulative from start of the exploration stage on January 1, 2002 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Petroleum and natural gas revenue | $ **39,604** | $ 8,606 | $ 13,370 | $ 396,376 |
| Interest income | **3,435** | 2,202 | 5,028 | 16,917 |
| Other income | **-** | - | 2,487 | 3,239 |
| | **43,039** | 10,808 | 20,885 | 416,532 |
| **Operating and administrative expenses** | | | | |
| Operating | **1,824** | 26,210 | 32,544 | 742,399 |
| General and administrative | **149,252** | 110,547 | 74,178 | 678,242 |
| Depletion, depreciation and amortization | **-** | - | - | 35,353 |
| Stock-based compensation (Note 5(d)) | **188,873** | 90,232 | - | 312,249 |
| Interest on advance | **2,032** | 2,093 | 3,365 | 11,570 |
| Interest on loan claims | **22,553** | 22,553 | 23,425 | 108,714 |
| Management fees (Note 7) | **-** | 15,000 | 154,000 | 169,000 |
| | **364,534** | 266,635 | 287,512 | 2,057,527 |
| **Loss before the following:** | **(321,495)** | (255,827) | (266,627) | (1,640,995) |
| Write-off of an option to acquire mineral property | **-** | - | (78,125) | (78,125) |
| Gain on disposal of petroleum and natural gas properties | **-** | - | - | 606,047 |
| Gain on disposal of capital asset | **-** | - | - | 10,000 |
| Gain on settlement of debt | **-** | - | - | 149,681 |
| **Net loss and comprehensive loss for the year** | $ **(321,495)** | $ (255,827) | $ (344,752) | $ (953,392) |
| **Loss per common share** | | | | |
| **Basic and diluted (Note 5(e))** | **(0.01)** | (0.01) | (0.01) | |
| **Weighted average of common shares outstanding (Note 5(e))** | **46,619,863** | 46,453,579 | 43,402,623 | |

The notes to the consolidated financial statements are an integral part of these statements.

# SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)

| | Share Capital | Warrants | Contributed Surplus | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| **Balance, December 31, 2001** | **$ 10,921,861** | **$ -** | **$ -** | **$(11,388,964)** | **$ (467,103)** |
| Net loss for the year | - | - | - | (111,999) | (111,999) |
| **Balance, December 31, 2002** | **$ 10,921,861** | **$ -** | **$ -** | **$(11,500,963)** | **$ (579,102)** |
| Stock options granted | - | - | 17,660 | - | 17,660 |
| Net loss for the year | - | - | - | (13,648) | (13,648) |
| **Balance, December 31, 2003** | **$ 10,921,861** | **$ -** | **$ 17,660** | **$(11,514,611)** | **$ (575,090)** |
| Shares issued for mining property | 78,125 | - | - | - | 78,125 |
| Net loss for the year | - | - | - | (194,909) | (194,909) |
| **Balance, December 31, 2004** | **$ 10,999,986** | **$ -** | **$ 17,660** | **$(11,709,520)** | **$ (691,874)** |
| Stock options granted | - | - | 15,484 | - | 15,484 |
| Net income for the year | - | - | - | 289,238 | 289,238 |
| **Balance, December 31, 2005** | **$ 10,999,986** | **$ -** | **$ 33,144** | **$(11,420,282)** | **$ (387,152)** |
| Issued on private placement | 378,530 | - | - | - | 378,530 |
| Fair value of warrants issued | (204,408) | 204,408 | - | - | - |
| Net loss for the year | - | - | - | (344,752) | (344,752) |
| **Balance, December 31, 2006** | **$ 11,174,108** | **$ 204,408** | **$ 33,144** | **$(11,765,034)** | **$ (353,374)** |
| Exercise of Warrants | 228,000 | - | - | - | 228,000 |
| Fair value of warrants exercised | 61,322 | (61,322) | - | - | - |
| Expiry of warrants | - | (143,086) | 143,086 | - | - |
| Fair value of granted options | - | - | 90,232 | - | 90,232 |
| Net loss for the year | - | - | - | (255,827) | (255,827) |
| **Balance, December 31, 2007** | **$ 11,463,430** | **$ -** | **$ 266,462** | **$(12,020,861)** | **$ (290,969)** |
| Stock-based compensation (Note 5(d)) | - | - | 188,873 | - | 188,873 |
| Net loss for the year | - | - | - | (321,495) | (321,495) |
| **Balance, December 31, 2008** | **$ 11,463,430** | **$ -** | **$ 455,335** | **$(12,342,356)** | **$ (423,591)** |

The notes to the consolidated financial statements are an integral part of these statements.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

| For the years ended December 31 | 2008 | 2007 | 2006 | Cumulative from start of the exploration stage on January 1, 2002 |
|---|---|---|---|---|
| **Cash (Used In) Provided by:** | | | | |
| **Operating Activities** | | | | |
| Net loss for the year | $ (321,495) | $ (255,827) | $ (344,752) | $ (953,392) |
| Operating items not involving cash: | | | | |
| Depletion, depreciation and amortization | - | - | - | 35,353 |
| Stock-based compensation (Note 5(d)) | 188,873 | 90,232 | - | 312,249 |
| Write-off of an option to acquire mineral property | - | - | 78,125 | 78,125 |
| Gain on disposal of petroleum and natural gas properties | - | - | - | (606,047) |
| Gain on disposal of capital asset | - | - | - | (10,000) |
| Gain on settlement of debt | - | - | - | (149,681) |
| Changes in non-cash working capital items (Note 11) | 52,850 | 36,794 | 15,682 | 351,638 |
| | (79,772) | (128,801) | (250,945) | (941,755) |
| **Financing Activities** | | | | |
| Repayment of long term debt | - | - | - | (117,654) |
| Repayment of loan claims | - | - | (23,551) | (100,715) |
| Advances to/from related parties | 26,493 | - | (250,369) | (121,814) |
| Common shares issued | - | 228,000 | 378,530 | 606,530 |
| | 26,493 | 228,000 | 104,610 | 266,347 |
| **Investing Activities** | | | | |
| Additions to coal mining properties | (31,404) | - | - | - |
| Proceeds on disposal of petroleum and natural gas properties | - | - | - | 606,467 |
| Proceeds on disposal of capital assets | - | - | - | 10,000 |
| | - | - | - | 585,063 |
| **(Decrease) increase in cash and cash equivalents** | (53,279) | 99,199 | (146,335) | (90,345) |
| **Cash and cash equivalents, beginning of year** | 292,434 | 193,235 | 339,570 | 329,500 |
| **Cash and cash equivalents, end of year** | $ 239,155 | $ 292,434 | $ 193,235 | $ 239,155 |

The notes to the consolidated financial statements are an integral part of these statements.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

1.    **Nature of Operations and Going Concern**

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGP and in Canada under the symbol SHO.H on the NEX exchange.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

(i)    The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;

(ii)    The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

(iii)    The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

As at December 31, 2008, the Company had negative working capital of $337,593 (2007 - $290,969) and an accumulated deficit of $12,342,356 (2007 - $12,020,861).

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.    **Basis of Presentation and Accounting Policies**

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP").

The significant accounting policies are as follows:

A summary of the material differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 12.

**Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Sharpe Energy Company and 1032144 Ontario Inc. All significant intercompany balances and transactions have been eliminated upon consolidation.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

## 2.    Basis of Presentation and Accounting Policies (continued)

### Cash and cash equivalents

Cash and cash equivalents includes cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less at the date of issuance.

Included in cash and cash equivalents is:

|  | 2008 | 2007 |
|---|---|---|
| Cash | $    64,081 | $    280,320 |
| Money market | 175,074 | 12,114 |
|  | $    239,155 | $    292,434 |

### Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests. Gains or losses from the sale of assets are recognized when sold.

### Stock-based compensation

The Company records all stock-based compensation and other stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the estimated fair value of the consideration received or the estimated fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

### Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

## 2. Basis of Presentation and Accounting Policies (continued)

### Financial instruments

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading which are measured at fair value with changes in fair value recorded in net loss. Due from related party is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loan claims are classified as other financial liabilities, which are measured at amortized cost. As at December 31, 2008, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents, due to/from related parties, accrued liabilities and loan claims are the same.

### Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are dominated in this currency and the operations of its subsidiaries are considered to be an integrated nature.

Monetary assets and liabilities of the parent company dominated in Canadian funds are translated into United States funds at year end exchange rates. Other assets, liabilities and share capital of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rates for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

### Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using treasury stock method. In order to determine diluted loss per share, the treasury stock methods assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

### Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to composition of future income tax assets and liabilities, the valuation of stock options and warrants issued and the valuation of assets acquired or expenses incurred and related shares issued in non monetary transactions.

# SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

## 2. Basis of Presentation and Accounting Policies (continued)

### Measurement uncertainty (continued)

The Black Scholes option valuation model used by the Company to determine fair value of options and warrants was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options and warrants granted during the year.

### Changes in accounting policies

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

#### *Capital Disclosures*

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

#### *Financial Instruments*

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in Note 4 to these consolidated financial statements.

### Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, Goodwill and Intangible Assets which replaces the existing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company has chosen to early adopt this standard.

Management has determined that Section 3064 does not apply to activities that are unique to enterprises in the extractive industries such as prospecting, acquisition of mineral rights, exploration, drilling, mining and related mineral development. The Company will continue to follow Section 3061, Property, Plant and Equipment, which contains standards for measurement, presentation and disclosure of mining properties. As a result, adoption of this new standard did not have any impact on the Company's consolidated financial statements.

# SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**2.      Basis of Presentation and Accounting Policies (continued)**

**Future accounting changes**

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

**3.      Capital Management**

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be equity, which is comprised of share capital, contributed surplus and accumulated deficit which at December 31, 2008 was a deficiency of $423,591 (2007 - $290,969).

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

## 4. FINANCIAL RISK FACTORS

### Financial Risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk [including interest rate, foreign exchange rate, and commodity and equity price risk].

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

### Credit Risk

Credit risk is the risk of loss associated with a counterpart's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and short-term investments. Cash and short-term investments consist of non-interest and interest bearing bank accounts with reputable financial institutions.  Management believes that the credit risk concentration with respect to financial instruments included in cash and short-term investments is minimal.

### Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet accounts payable and accrued liabilities when due. As at December 31, 2008, the Company had a cash and cash equivalents balance of $239,155 (2007- $292,434) to settle accounts payable and accrued liabilities of $192,327 (2007 - $147,486) and due to related parties of $74,708 (2007 - $134,213). Most of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Due to related parties are unsecured with no set date of repayment.

The Company can also redeem, all or in part, at a discount price, preferred shares shown as current liabilities on the balance sheet in the amount of $563,818 (2007 - $563,818).  As of December 31, 2008, the Company does not intend to redeem the preferred shares due to the limited financial resources of the Company.

### Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

### Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates (refer to Note 7(ii) and (iii)). The Company's current policy is to invest excess cash in interest bearing bank accounts. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks**.**

# SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

## 4.    FINANCIAL RISK FACTORS (continued)

### Financial Risk (continued)

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars.   An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.   Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

Commodity Price Risk

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability from mineral exploration depends upon the world market price of coal. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company is not a producer of coal.   As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

### Sensitivity Analysis
Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)    Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at December 31, 2008, if interest rates had fluctuated by 10% with all other variables held constant, the loss for the year ended December 31, 2008 would have varied by $17,507, as a result of the associated variance in interest income from the interest bearing bank account. As at December 31, 2008, reported shareholders' deficiency would have varied by $17,507 as a result of the associated variance in interest income from the interest bearing bank account due to a 10% change in interest rates.

(ii)   The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $7,342 with all other variables held constant.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**5.    Share Capital**

**(a)    Authorized**

Unlimited common shares without par value

**(b)    Issued and Outstanding**

|  | Shares | Amounts |
|---|---|---|
| Balance, December 31, 2006 | 43,981,003 | $11,174,108 |
| Exercise of warrants | 2,638,860 | 228,000 |
| Fair value of warrants exercised | - | 61,322 |
| **Balance, December 31, 2007 and 2008** | **46,619,863** | **$11,463,430** |

(i) On January 24, 2006, the Company completed a private placement of 8,796,200 units at CDN $0.05 per unit for gross proceeds of US $378,530 (CDN $439,810). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant is exercisable for one year from closing at a price of CDN $0.10 per share. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be US $204,408 (CDN $237,497). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year.

**(c)    Warrants**

The following table reflects the warrant activity for the year ended December 31, 2008:

|  | Number of warrants | Fair value |
|---|---|---|
| Balance, December 31, 2003, 2004 and 2005 | - | $      - |
| Issued (Note 5(b)) | 8,796,200 | 204,408 |
| Balance, December 31, 2006 | 8,796,200 | 204,408 |
| Exercised | (2,638,860) | (61,322) |
| Expired | (6,157,340) | (143,086) |
| **Balance, December 31, 2007 and 2008** | - | $      - |

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**5. Share Capital (continued)**

**(d) Stock Options**

The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each stock option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2008 and 2007 are as follows:

| | Number of stock options | Weighted average exercise price ($CDN) |
|---|---|---|
| Balance, December 31, 2005 and 2006 | 3,511,000 | $ 0.10 |
| Granted (i) | 1,600,000 | 0.10 |
| Expired | (1,600,000) | 0.10 |
| | | |
| Balance, December 31, 2007 | 3,511,000 | 0.10 |
| Granted (ii) | 1,700,000 | 0.10 |
| Cancelled | (1,431,000) | 0.10 |
| | | |
| **Balance, December 31, 2008** | **3,780,000** | **$ 0.10** |

(i) On May 15, 2007, the Company granted options to purchase 1,600,000 common shares of the Company to directors and officers. The options are exercisable at CDN $0.10 vested immediately and expire on May 15, 2012. For the purpose of the 1,600,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.8%; risk-free interest rate of 4.21% and an expected average life of 5 years. The estimated value of $90,232 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

(ii) On May 8, 2008, the Company granted options to purchase a total of 1,700,000 common shares to directors and officers of the Company. The options are exercisable at CDN $0.10 vested immediately and expire on May 8, 2013. For the purpose of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $188,873 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

The following table reflects the actual stock options outstanding and exercisable as of December 31, 2008:

| Exercise price per share ($CDN) | Expiry date | Fair value | Number of stock options | Weighted average remaining contractual life [years] |
|---|---|---|---|---|
| $ 0.10 | May 16, 2010 | $ 15,484 | 480,000 | 1.37 |
| $ 0.10 | May 15, 2012 | 90,232 | 1,600,000 | 3.37 |
| $ 0.10 | May 8, 2013 | 188,873 | 1,700,000 | 4.35 |
| | | | | |
| **$ 0.10** | | **$ 294,589** | **3,780,000** | **3.56** |

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**5.     Share Capital (continued)**

**(e)     Basic and diluted loss per share**

The following table sets forth the computation of basic and diluted loss per share:

|  | **2008** | **2007** | **2006** |
|---|---|---|---|
| Numerator: |  |  |  |
| Loss for the year | $   (321,495) | $   (255,827) | $   (344,752) |
| Denominator: |  |  |  |
| Weighted average number of common shares | 46,619,863 | 46,453,579 | 43,402,623 |
| Effect of dilutive securities: |  |  |  |
| Stock options/Warrants (i) | - | - | - |
| Denominator for basic and diluted |  |  |  |
| loss per share | 46,619,863 | 46,453,579 | 43,402,623 |
| Basic loss per share | $   (0.01) | $   (0.01) | $   (0.01) |
| Diluted loss per share | $   (0.01) | $   (0.01) | $   (0.01) |

(i) The stock options and warrants were not included in the computation of diluted loss per share for 2008, 2007 and 2006 as their inclusion would be anti-dilutive.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**6.** **Income Taxes**

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 34.2% (2007 - 36.1% and 2006 - 36.1%) ) to the amount recognized in the statement of operations:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Loss before income tax reflected in consolidated statements of operations | $ (321,495) | $ (255,827) | $ (344,752) |
| | | | |
| Expected income tax recovery | (107,701) | (92,404) | (124,524) |
| Permanent differences | 63,272 | 32,592 | - |
| Tax rate change and other adjustments | 448,742 | 182,911 | 124,524 |
| Decrease in valuation allowance | (404,313) | (123,099) | - |
| | | | |
| Income tax | $ - | $ - | $ - |

The Company's future income tax assets and liabilities as at December 31, 2008 and 2007 are as follows:

| | 2008 | 2007 |
|---|---|---|
| **Future Income Tax Assets** | | |
| Non-capital losses | $ 394,369 | $ 762,037 |
| Capital assets | 20,519 | 21,639 |
| Excess petroleum assets tax basis over accounting value | 76,661 | 112,188 |
| Share issue costs | 10,150 | 10,150 |
| | 501,699 | 906,014 |
| Valuation allowance | (501,699) | (906,014) |
| | $ - | $ - |

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

## 6. Income Taxes (Continued)

### Non-capital losses and resource pools

The Company has resource pools of approximately US $273,000 (CDN $332,000) consisting of Canadian Exploration Expenditures of US $128,000 (CDN $156,000) and Canadian Development Expenditures of US $63,000 (CDN $76,000) and Canadian Foreign Exploration Expenditures of US $82,000 (CDN $100,000) which can be used to reduce taxable income in future years. The Company also has non-capital losses carried forward of approximately US $552,200 (CDN $823,000) which can also be used to reduce taxable income in future years. No benefit from these amounts has been recorded in these consolidated financial statements. The non-capital losses will expire as follows:

|  | Canada (CDN$) | United States (USD$) |
|---|---|---|
| 2009 | $ 208,200 | $ - |
| 2010 | 174,700 | - |
| 2014 | 44,300 | 194,900 |
| 2015 | 28,400 | 91,400 |
| 2026 | 82,000 | 201,100 |
| 2027 | 120,400 | 55,000 |
| 2028 | 165,000 | 9,800 |
|  | $ 823,000 | $ 552,200 |

## 7. Related Party Balances and Transactions

Balances with related parties are comprised of:

|  | 2008 | 2007 |
|---|---|---|
| Due from related party (Note 10) (i) | $ 250,000 | $ 250,000 |
| Due to related parties |  |  |
| Roland Larsen (ii) | $ 25,400 | $ 25,400 |
| Royal Standard Minerals Inc. (iii) | 110,306 | 108,813 |
| Kentucky Standard Energy Company (iv) | 25,000 | - |
|  | $ 160,706 | $ 134,213 |

(i) Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.

(ii) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(Expressed in United States Dollars)

**7. Related Party Balances and Transactions (continued)**

(iii) Royal Standard Minerals Inc. ("RSM") is a related company by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment.

On September 9, 2008, the Company entered into an agreement with RSM for the repayment of the loan. To this end, the Company has executed a promissory note (the "Note") in favour of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 is due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2008, the Company accrued interest of $1,493 (2007 - $Nil and 2006 - $Nil) on this liability.

(iv) This loan is payable to Kentucky Standard Energy Company with which the Company has common management and common directors. It is unsecured, non-interest bearing, and is repaid in February, 2009.

(v) Management fees of $nil (2007 - $15,000; 2006 - $154,000) were paid to an officer and director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

**8. Segmented Information**

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

**9. Loan Claims**

| | 2008 | 2007 |
|---|---|---|
| Unsecured vendor loan claims | $ 563,818 | $ 563,818 |

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

# SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**10.    Mining Interests**

**(a)  Business Combination**

On December 1, 2007, the Company entered into an agreement to acquire 100% interest in Standard Energy Company ("Standard").

Standard is a private company related by virtue of its ownership by an officer and director of the Company.

Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

The purchase price consists of the forgiveness of the repayment of US $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stocks.

The agreement is subject to regulatory approvals and as of December 31, 2008, the business combination has not been so approved.

**(b)  Coal Projects**

On June 12, 2008, the Company announced that RSM has reached a letter of intent agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the projects up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company.  In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman) Mackenzie I. Watson and James C. Dunlop to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with the Company. The joint venture will involve the opportunity for RSM to earn a 50% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 50% interest by advancing four projects to production over the next 12 months. The agreement was approved and executed by both Boards of Directors on November 12, 2008.

The agreement is subject to regulatory approvals and as of December 31, 2008 the joint venture has not been so approved.

# SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

## 11. Supplemental Cash Flow Information

| For the years ended December 31 | 2008 | 2007 | Cumulative from start of the exploration stage on January 1, 2002 2006 |
|---|---|---|---|
| Changes in non-cash working capital: | | | |
| Deposits | $ (4,105) | $ - | $ - | $ (4,105) |
| Trade and sundry receivables | - | - | - | 209,937 |
| Short-term investments | 12,114 | (483) | (11,631) | - |
| Inventory | - | - | - | 1,211 |
| Accounts payable and accrued liabilities | 20,256 | 37,277 | 27,313 | 120,010 |
| Accrued interest payable | 24,585 | - | - | 24,585 |
| Operating activities | $ 52,850 | $ 36,794 | $ 15,682 | $ 351,638 |
| Interest paid | $ - | $ - | $ 1,332 | $ 93,749 |

## 12. Differences between Canadian GAAP and U.S. GAAP

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2008, 2007 and 2006, the Company does not have any material differences in its consolidated financial statements under Canadian GAAP and U.S. GAAP.

### Recent US GAAP accounting pronouncements

*Business Combinations*
In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No.141(R) are applied prospectively, the impact of this standard cannot be determined until the transaction occurs.

# SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in United States Dollars)
Years ended December 31, 2008, 2007 and 2006

**12.    Differences between Canadian GAAP and U.S. GAAP (continued)**

**Recent US GAAP accounting pronouncements (continued)**

*Non-controlling Interest*
In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners.

SFAS No. 160 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company's consolidated financial position, results of operations and cash flows.

*Accounting for Derivative Instruments*
In June 2008, the FASB issued EITF Issue No. 07-05, "Determine whether an instrument (or Embedded Feature) is indexed to an Equity's Own Stock" ("EITF 07-05"). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity with an exercise price that is different from the entity's functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of EITF 07-05 will have on its consolidated statements.

In June 2008, the FASB issued Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." Securities participating in dividends with common stock according to a formula are participating securities. This FSP determined unvested shares of restricted stock and stock units with non-forfeitable rights to dividends are participating securities. Participating securities require the "two-class" method to be used to calculate basic earnings per share. This method lowers basic earnings per common share. This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and will be applied retrospectively for all periods presented. It will be effective for the Company on January 1, 2009. The Company does not expect FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

*The Hierarchy of Generally Accepted Accounting Principles*
In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS 162.